November 4, 2021

Attn:  Erin Donahue; Sherry Haywood; Eiko Yaoita Pyles & Melissa Gilmore

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Re:	iWallet Corporation
Form 10-12G
Filed September 28, 2021
File No. 000-56347

Ladies and Gentlemen:

iWallet Corporation (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 25, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

Response:  We acknowledge the Staff’s comment and are planning to comply with filing requirements of the Securities Exchange Act of 1934, as amended, upon the 60-day effectiveness of our registration statement on Form 10.

2.Please revise this section to disclose in greater detail the current stage of your business. Your disclosure should clearly describe the current products and services you sell and manufacture versus your planned products and services and what current products and services you sell through your established sales channels, if any. Please describe the steps you have taken toward your planned operations, your intended customers and market(s) in which you plan to distribute your products, your anticipated timeline, and the steps remaining.

Response:  We have revised the registration statement as instructed.

3.Please provide disclosure on the duration of your license with Apple Inc. as an official Accessory Developer Inc. and describe such license. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Response:  We have revised the registration statement as instructed.

4.You disclose on page three that you offer processes to companies on a partnership basis. Please revise to disclose more information on your dependence on your partnership structure.

Response:  We have revised to provide additional details regarding the “partnership” structure  and to clarify that we do not have any clients that have engaged us on this basis .

5.Please expand the disclosure in this section to discuss your previous status as a reporting company. Your history as a public company includes a registered public offering in 2014 and the reporting of periodic and current reports until 2015, after which you filed a Form 15 and discontinued reporting.

Response:  We have revised the registration statement to include details regarding our reporting history.

6.Please revise to disclose the number of hours that your sole employee will devote to your business.

Response:  We have revised the registration statement as instructed.

7.Please amend your disclosure here to inform investors that your common stock is "Dark or Defunct," and describe for investors the meaning of such designation. If appropriate, consider including a risk factor. Also, please revise to clarify that there is no established public trading market for your common stock. See Item 201(a) of Regulation S-K.

Response:  We have revised the registration statement as instructed and have opted not to add a risk factor as we are already “dark and defunct,” and our anticipated filing of periodic reports after effectiveness of this registration statement will cure our “dark or defunct” status.

8.Please revise to disclose the following common stock information: dividend rights, whether there are sinking fund provisions or redemption provisions, liquidation rights, and/or restrictions on alienability. See Item 202(a)(1) of Regulation S-K.

Response:  We have revised the registration statement as instructed.

9.Please revise your exhibit list to include and file all material exhibits including your convertible loan debenture agreements and related party loan agreement. If the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. For guidance you may wish to refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Response:  We have revised our registration statement accordingly, and we note that there is no agreement, written or otherwise, regarding the prior related party advance of a modest amount of funds to the Company, nor are there any other material agreements required to be filed, written or otherwise, except for the convertible debentures and extensions with respect to those debentures, which have been filed.

10.The exhibit index must appear before the required signatures in the registration statement or report. Please revise. Refer to Item 601(a)(2) of Regulation S-K.

Response:  We have revised the registration statement as instructed.

Thank you for your assistance and review.

Sincerely,

iWallet Corporation

/s/ Steven Cabouli

Steven Cabouli

President and Chief Executive Officer